EXHIBIT 8.1

LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2006

Subsidiary	Incorporating Jurisdiction
Intravelnet Limited.	Ontario, Canada
Intravelnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	British Columbia, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada